Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

June 10, 2014

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Kevin Rupert & Valerie Lithotomos

Re:     Permal Hedge Strategies Fund I

Dear Sir or Madam:

On behalf of Permal Hedge Strategies Fund I (the “Fund”), we hereby submit for filing by direct electronic transmission the Fund’s Post-Effective Amendment No. 6 to the Registration Statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended.

June 10, 2014

Securities and Exchange Commission

The primary purpose of this filing is to include in the Registration Statement the Fund’s audited financial information for the fiscal year ended March 31, 2014.

June 10, 2014

The Fund would appreciate receiving any comments on the Registration Statement at your earliest convenience, and in any case within thirty days of the date of filing of the Registration Statement.

Any questions or communications concerning the enclosed materials should be directed to Sarah Cogan at (212) 455-3575 or Jeremy Barr at (212) 455-2918.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Enclosures

cc: George Hoyt